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                                                             Page 18 of 20 pages

FOR IMMEDIATE RELEASE:  February 15, 1994
CONTACT:  Mark Lettes
          (303) 643-5522

GOLDEN, COLORADO: AMAX GOLD INC. (NYSE:AU;TSE:AXG) announced today the signing of a commitment letter under which Cyprus Amax Minerals Company will make available to Amax Gold a $100 million line of credit, a portion of which will replace current Cyprus Amax Minerals guarantees for existing Amax Gold debt.

The financing arrangement will make available to Amax Gold $100 million in revolving credits. The outstanding indebtedness under the line of credit may be repaid by Amax Gold with the issuance of an Amax Gold convertible preferred stock, which in turn can be converted into Amax Gold common stock at $8.265 per share which represents a 20% premium to the average closing price of the ten days immediately prior to February 11, 1994, the date of the commitment letter. Both companies will have conversion rights that will enable either party to convert the line of credit into Amax Gold common at a maximum price of $8.265 per share and a minimum price of $5.854 per share.

The financing agreement represents an important step in Amax Gold's overall plan to strenghten its financial structure and reposition itself to take full advantage of its long-term growth potential.

Also, the Amax Gold Board of Directors has approved the purchase by Cyprus Amax of three million shares of Amax Gold common stock at a price of $6.888 to repay approximately $20.7 million of Amax Gold indebtedness to Cyprus Amax. This action will improve Amax Gold's debt/capital ratio and reduce on-going interest expenses. As a result of this share purchase, Cyprus Amax's ownership of Amax Gold's outstanding shares will increase to approximately 42%. The potential conversion of the line of credit to common stock would increase Cyprus Amax's ownership of Amax Gold's outstanding shares to slightly under 50%. Listing of these additional shares and the common stock, which may be issued in connection with the convertible line of credit, is subject to approval of the New York Stock






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                                                             Page 19 of 20 pages


Exchange and The Toronto Stock Exchange, on which the common stock of Amax Gold Inc. is listed.

Amax Gold Inc. produces and explores for gold in the United States and Chile and currently is 40% owned by Cyprus Amax Minerals Company. Amax Gold is listed on the New York and Toronto stock exchanges, and Amax Gold warrants trade on the American Stock Exchange under the symbol AUWT and on the Toronto Stock Exchange under the symbol AXGWT.